PROSPECTUS                                     Filed Pursuant to Rule: 424(b)(3)
                                                  Registration Number: 333-92843


                   LOGO FOR SCHLUMBERGER LIMITED APPEARS HERE

                               15,153,018 Shares

                                  Common Stock

                              Schlumberger Limited

                                277 Park Avenue
                         New York, New York 10172-2066
                                 (212) 350-9400

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   This prospectus covers the offer and sale of common stock by Dow Financial Holdings Inc., the selling holder. We will not receive any proceeds from these sales.

   The selling holder may offer and sell the shares from time to time. The selling holder may offer the shares at prevailing market prices, at prices related to such prevailing market prices, at negotiated prices or at fixed prices.

   The common stock is quoted on the New York Stock Exchange under the symbol SLB. On January 10, 2000, the last reported sale price of the common stock on the New York Stock Exchange was $59 3/8.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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                The date of this Prospectus is January 11, 2000.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
   Schlumberger Limited....................................................    2
   Forward-Looking Statements..............................................    2
   Use of Proceeds.........................................................    4
   The Selling Holder......................................................    4
   Plan of Distribution....................................................    4
   Description of Capital Stock............................................    6
   Legal Matters...........................................................    7
   Experts.................................................................    7
   Where You Can Find More Information.....................................    7

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   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

                              SCHLUMBERGER LIMITED

   Through our subsidiaries, we engage in the following businesses:

  . Oilfield Services, which provides exploration and production services during the life of an oil and gas reservoir to the petroleum industry throughout the world;

  . Resource Management Services, which includes metering equipment and systems and related services; and

  . Test & Transactions, which includes electronic transactions, automated test equipment and communications and information technology solutions.

   For a description of some recent developments in our business, see our Current Report on Form 8-K filed January 10, 2000. For information on how to obtain that Form 8-K, see "Where You Can Find More Information" on page 7.

                           FORWARD-LOOKING STATEMENTS

   This document and the documents incorporated by reference in this prospectus contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include the information concerning our possible or assumed future results of operations, including statements about the following subjects:

  .  business strategies                 .  financing plans

  .  operating efficiencies or synergies .  budgets for capital and other expenditures

  .  growth opportunities                .  timing and cost of completion of
                                            capital projects

  .  competitive position                .  performance of contracts

  .  market outlook                      .  outcomes of legal proceedings

  .  expected financial position         .  compliance with applicable laws

  .  expected results of operations      .  adequacy of insurance

  .  future cash flows                   .  plans and expectations regarding
                                            year 2000 issues

  .  future dividends

   Forward-looking statements are generally identifiable by use of the following words and other similar expressions, among others:

  .  "anticipate"                        .  "intend"

  .  "believe"                           .  "may"

  .  "budget"                            .  "might"

  .  "could"                             .  "plan"

  .  "estimate"                          .  "predict"

  .  "expect"                           .  "project"

  .  "forecast"                         .  "should"

   The following factors could affect our future results of operations, and could cause those results to differ materially from those expressed in the forward-looking statements we include in this document or incorporate by reference:

  .  worldwide demand for oil and gas

  .  oil and gas prices

  . the level of activity in oil and gas exploration, development and production

  .  exploration success by producers

  .  competition and market conditions

  .  the availability of qualified personnel

  .  labor relations and wage negotiations with unions

  .  operating hazards

  . political and other uncertainties inherent in non-U.S. operations, including exchange and currency fluctuations

  .  the impact of governmental laws and regulations

  .  the adequacy of sources of liquidity

  .  the effect of litigation and contingencies

  .  the success in implementing a year 2000 compliance plan

  . the failure of service providers to be year 2000 compliant on a timely basis

The above factors are in addition to those factors discussed in the documents we incorporate by reference into this prospectus, including in the "Currency Risks," "Environmental Matters," "Year 2000 Readiness Disclosure" and "Euro Disclosures" subsections of the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and our Quarterly Reports on Form 10-Q for the periods ended March 31, 1999, June 30, 1999 and September 30, 1999, and subsequent SEC filings on those forms.

   You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

                                USE OF PROCEEDS

   We will not receive any proceeds from sales of common stock by the selling holder.

                               THE SELLING HOLDER

   This prospectus covers the offer and sale by Dow Financial Holdings Inc., the selling holder, of up to 15,153,018 shares of our common stock. The shares were purchased by Dow Financial Holdings Inc. on December 16, 1999 for $29.6723 per share upon exercise of a warrant held by Dow Financial Holdings Inc. We originally issued the warrant entitling the holder to purchase 7,500,000 shares of our common stock in connection with our acquisition in 1992 of various companies that were owned 50% by Schlumberger entities and 50% by Dow entities prior to that transaction. As a result of a two-for-one split of our common stock and various transactions, the warrant entitled Dow Financial Holdings Inc. to purchase 15,153,018 shares of our common stock.

            Number of shares of common stock
              owned by the selling holder                     Number of shares of common
                 prior to the offering                              stock offered
            --------------------------------                  --------------------------
                       15,153,018                                     15,153,018

   The selling holder may sell up to all of the shares of the common stock shown above under the heading "Number of shares of common stock offered" pursuant to this prospectus in one or more transactions from time to time as described below under "Plan of Distribution." However, the selling holder is not obligated to sell any of the shares of common stock offered by this prospectus.

                              PLAN OF DISTRIBUTION

   The selling holder may offer and sell the shares of common stock offered by this prospectus from time to time in one or more of the following transactions:

  . through the New York Stock Exchange or any other securities exchange that quotes the common stock

  . in the over-the-counter market

  . in transactions other than on those exchanges or in the over-the-counter market (including negotiated transactions and other private transactions)

  . in short sales of the common stock, in transactions to cover short sales or otherwise in connection with short sales

  . by pledge to secure debts and other obligations or on foreclosure of a pledge

  . in a combination of any of the above transactions

   The selling holder may sell its shares at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The transactions listed above may include block transactions.

   The selling holder may use broker-dealers to sell its shares or may sell its shares to broker-dealers acting as principals. If this happens, broker-dealers will either receive discounts or commissions from the selling holder, or they will receive commissions from purchasers of shares for whom they acted as agents, or both. If a broker-dealer purchases shares as a principal, it may resell the shares for its own account under this prospectus.

   We have informed the selling holder that the anti-manipulation provisions of Regulation M under the Securities Exchange Act of 1934 may apply to its sales of common stock.

   The selling holder and any agent, broker or dealer that participates in sales of common stock offered by this prospectus may be deemed "underwriters" under the Securities Act of 1933, and any commissions or other consideration received by any agent, broker or dealer may be considered underwriting discounts or commissions under the Securities Act. We have agreed to indemnify the selling holder against certain liabilities arising under the Securities Act of 1933 from sales of common stock. The selling holder may agree to indemnify any agent, broker or dealer that participates in sales of common stock or warrants against liabilities arising under the Securities Act of 1933 from sales of common stock.

   Instead of selling common stock under this prospectus, the selling holder may sell common stock in compliance with the provisions of Rule 144 under the Securities Act of 1933, if available.

   The term "selling holder" also includes persons who obtain common stock from the selling holder in a distribution or dividend of assets by an entity to its equity holders.

                          DESCRIPTION OF CAPITAL STOCK

   The following descriptions provide a summary of our capital stock.

 Authorized, Issued and Treasury Shares

   We are authorized to issue 1,000,000,000 shares of common stock, par value $0.01 per share. On December 31, 1999, 667,054,806 shares were issued; 565,931,130 shares were outstanding; and 101,123,676 shares were held by us as treasury stock. In addition, we are authorized to issue, with some limitations with respect to voting rights, liquidation and dividend preferences, 200,000,000 shares of cumulative preferred stock, par value $0.01 per share, which may be issued in one or more separate series. If issued, the preferred stock may contain provisions allowing it to be converted into common stock under terms and conditions specified by our board of directors. No shares of preferred stock have been issued as of the date of this prospectus.

 Dividend Rights

   All outstanding shares of our common stock (i.e., shares not held by us or our subsidiaries) are entitled to participate equally and receive dividends which may be paid out of available profits of the preceding fiscal year or years. All accumulated and unpaid dividends payable on preferred stock (if issued and outstanding) must be paid prior to the payment of any dividends on common stock. The amount of dividends payable with respect to any fiscal year is determined by the stockholders at the annual general meeting held within nine months of such fiscal year following such fiscal year, except that our board of directors may declare interim dividends.

 Voting Rights

   Each holder of shares of common stock is entitled to one vote for each share registered in that holder's name. Voting rights may be exercised in person or by proxy. No action to amend our articles of incorporation or to sell all or substantially all of our assets or to dissolve us can be taken except upon the authorization of the holders of at least a majority of the outstanding shares eligible to vote. In addition, holders of preferred stock (if issued and outstanding) would have additional rights to vote as a class on certain amendments to our articles of incorporation that would adversely affect the preferred stock. Any other action requiring the approval of the stockholders may be authorized by a majority of the votes cast at any meeting at which a quorum is present, except that, if a quorum is not present at any meeting, a second meeting may be called, to be held within two months, at which second meeting, despite the absence of a quorum, valid resolutions may be adopted with respect to any matter stated in the notice of the original meeting and of the second meeting. A quorum consists of not less than 50% of the shares outstanding and eligible to vote.

   Our board of directors is authorized to effect reorganizations or rearrangements of our corporate structure or that of our subsidiaries without the vote of stockholders if such reorganization or rearrangement does not result in any diminution of the beneficial interest of the stockholders in our assets. The board of directors may change our corporate domicile from the Netherlands Antilles to another jurisdiction without the necessity of any stockholder action or approval.

 Preemptive and Other Rights

   The shares of our common stock do not carry any preemptive or conversion rights, and there are no redemption provisions with respect to the common stock. The shares of preferred stock (if issued and outstanding) would not carry any preemptive rights, but our board of directors could specify conversion rights, redemption provisions and (within limits) liquidation preferences with respect to one or more series of preferred stock. We may for our own account purchase shares of common stock so long as at least one-fifth of our authorized capital stock remains outstanding with other holders. In the event of liquidation, each share of common stock is entitled to equal rights after satisfaction of any preferred stock liquidation preference.

 Listing; Transfer Agents and Registrars

   Our common stock is listed for trading on the New York, London, Paris, Amsterdam and Swiss stock exchanges. The Transfer Agent and Registrar for the Common Stock is Boston EquiServe LP, Boston, Massachusetts.

                                 LEGAL MATTERS

   Certain legal matters in connection with the common stock offered by this prospectus will be passed on for us by James L. Gunderson, Esq., our General Counsel.

                                    EXPERTS

   The consolidated financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings also are available to the public at the SEC's web site at http://www.sec.gov.

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934:

  . our Annual Report on Form 10-K for the year ended December 31, 1998 (File
    No. 1-4601);

  . our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;
    the quarter ended June 30, 1999; and the quarter ended September 30, 1999;

  . our Current Report on Form 8-K filed January 10, 2000; and

  . the description of the common stock contained in our registration statement on Form 20 dated January 8, 1962, filed under the Securities Exchange Act of 1934, as amended, including any amendment or report filed for the purpose of updating such description.

You may obtain a copy of these filings, at no cost, by writing or telephoning:

            Rex Ross
            Vice President, Communications
            Schlumberger Limited
            277 Park Avenue
            New York, New York 10172-2066
            (212) 350-9432

   This prospectus is part of a registration statement we filed with the SEC.